

March 18, 2009

Room 7010

Barry C. Safrit
Senior Vice President, Finance and Administration, Chief Financial Officer
Bassett Furniture Industries Incorporated
3525 Fairystone Park Highway
Bassett, Virginia 24055

Re: Bassett Furniture Industries Incorporated
        Form 10-K for Fiscal Year Ended November 29, 2008
        File No. 000-00209

Dear Mr. Safrit:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 29, 2008

Item 1. Business, page 2

1. In future filings, if you elect to satisfy the requirements of Items 101(b) or 101(d) of Regulation S-K by including the required information in a footnote to your financial statements, please include in the "Business" section a cross-reference to the relevant footnote.

Item 1A. Risk Factors, page 6

2. In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

3. We note your risk factor disclosure on page 6 concerning the possible impacts of capital and credit market disruptions on you and your customers, licensees and consumers. We further note the disclosure in the "Management's Discussion and Analysis" section of your annual report and your current report on Form 8-K filed on February 11, 2009 concerning your receipt of a waiver from your lender for your net worth covenant violation that occurred at the end of the fourth quarter of fiscal year 2008, as well as the reduction of your net worth covenant requirements for fiscal 2009 and 2010. In future filings, please address in your risk factor disclosure any material risks associated with your existing credit facilities, your continued ability to borrow under those facilities or to obtain replacement facilities and your liquidity generally.

Item 5. Market for Registrant's Common Equity, and Related stockholder Matters and Issuer Purchases of Equity Securities, page 13
Issuer Purchases of Equity Securities, page 13

4. In future filings, please disclose by footnote the effective date of the board's action to suspend the repurchase plan, as well as the anticipated duration of the period of suspension.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Critical Accounting Policies, page 16

5. We note your disclosure of your critical accounting policies. Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Given the current economic conditions and the impact it has had on your stock price, this

detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. In your response to this letter, please provide a detailed description of proposed future disclosure.

Impairment of Long-Lived Assets, page 17

6. Further tell us and clarify in future filings, whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at November 28, 2008. Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

Revenue Recognition, page 17

7. You disclose that your sales are net of returns and allowances. For each period presented, please tell us and disclose in MD&A how much you have recorded in provisions for each of the above sales incentives and how these incentives have impacted operations. Also tell us how you have considered EITF 01-09 with regard to the recognition, measurement and classification of each of these provisions.

Liquidity and Capital Resources, page 25

8. We note the disclosure regarding your covenants on page 26 and 51. In future filings, please expand this discussion to disclose the actual ratios as of each reporting date.   In this regard, please disclose your maximum ratio of debt to equity and minimum level of net worth as required in your Credit Facility agreement compared to the actual ratios. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

9. In future filings, please discuss the status of your attempt to liquidate all of your investments in your Alternative Asset Fund and the impact of such liquidation efforts on your liquidity.

Item 9A. Controls and Procedures, page 62

10. You disclose that you incurred a significant loss during the fourth quarter 2008 which a portion of this loss related to "certain non-routine accounting estimates and other transactions, including the recording of impairments to the Company's marketable securities portfolio and determining the appropriate valuation of its deferred income taxes." Your further discuss that the independent registered public accountants identified material adjustments to those items. Please tell us and revise in future filings, the nature of the adjustments made by your accountants and whether or not any of these charges should have been recorded in previous interim periods.

Signatures, page 68

11. We note that your principal executive officer has signed the annual report on Form 10-K on behalf of the registrant, but he does not appear to have signed individually in his capacity as your principal executive officer. Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. In future filings, please ensure that your filings are properly executed.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dieter King, at (202) 551- 3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief